

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 8, 2017

Via E-mail
Ms. Kathleen K. Oberg
Executive Vice President, Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

> **Re: Marriott International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed on February 21, 2017**
> **File No. 001-13881**

Dear Ms. Oberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities